FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL
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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Tracy, Dennis E. 450 S. Orange Avenue Orlando, FL 32801	2. Issuer Name and Ticker or Trading Symbol Commercial Net Lease Realty, Inc. NNN	6. Relationship of Reporting Person to Issuer
     (Check all appropriate)
                Director           10% Owner
        X      Officer         (Give title below)
                 Other           (Specify below)

     Executive Vice President of
Commercial Net Lease Realty Services, Inc.
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for 10/04/02
	5. If Amendment, Date of Original	7. Individual of Joint/Group Filing X Form filed by One Reporting Person Form filed by More than one Reporting Person

TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 8)	2. Transaction Date	2A. Deemed Execution Date if any	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 nd 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10/04/02		M		4,500	A	12.625	128,072	D
Common Stock	10/04/02		M		7,667	A	10.625	128,072	D

TABLE II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Transac- tion Date	3A. Deemed Execution Date, if any	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercis- able and Expiration Date		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Securities (Instr. 5)	9. Number of Derivative Underlying Securities Benefically Owned Following Reported Tranaction (Instr. 3 & 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of- Shares
Options (Right to buy)	12.625	10/04/02		X			4,500	11/16/95	11/15/05	Common Stock	4,500	12.625	45,833	D
Options (Right to buy)	10.625	10/04/02		X			7,667	06/16/01	06/15/11	Common Stock	7,667	10.625	45,833	D

Explanation of Responses: .

/s/Dennis E, Tracy Signature of Reporting Person	October 7, 2002 Date